ALMADEN MINERALS LTD.

List of Subsidiaries

Name	Date of Incorporation	Jurisdiction
Minera Gayilan, S.A. de C.V.	09/17/1996	Mexico
Compania Minera Zapata, S.A. de C.V.	02/26/1998	Mexico
Almaden de Mexico, S.A. de C.V.	11/10/1992	Mexico
Republic Resources Ltd.	10/02/1987	British Columbia, Canada
Almaden America Inc.	10/05/1990	Nevada, U.S.A.